UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-12994

THE MILLS CORPORATION

(Exact name of registrant as specified in its charter)

5425 Wisconsin Avenue

Suite 400

Chevy Chase, Maryland 20815

(301) 968-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

9% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share

9% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share

8.75% Series E Cumulative Redeemable Preferred Stock, par value $0.01 per share

Depositary Shares, each Depositary Share representing a 1/100th fractional interest in a share of

7.875% Series G Cumulative Redeemable Preferred Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Common stock: six (6)

Pursuant to the requirements of the Securities Exchange Act of 1934, The Mills Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 3, 2007

THE MILLS CORPORATION

By:	/s/ Richard J. Nadeau
Name:	Richard J. Nadeau
Title:	Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.